

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 15, 2009

<u>Via U.S. Mail and Facsimile</u>

Stephen B. Doppler
President & CEO
Aurelio Resource Corporation
5554 S. Prince Street, Suite 200
Littleton, CO 80120

> **Re: Aurelio Resource Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 14, 2009**
> **File No. 0-50931**

Dear Mr. Doppler:

We have completed our review of your preliminary proxy statement and do not, at this time, have any further comments.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Conrad Nest (604) 687-6314
Sean Donahue